

08026824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43429

FACING PAGE
**Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/01/07_____ AND ENDING _____12/31/07_____
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REICH & TANG DISTRIBUTORS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

600 FIFTH AVENUE
(No. and Street)

NEW YORK	**NEW YORK**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

RICHARD DeSANCTIS   **(212) 830-5200**
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **RICHARD DeSANCTIS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **REICH & TANG DISTRIBUTORS, INC.**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

Signature

Chief Financial Officer
Title

Llina Al . Ali Benedetto

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation including appropriate explanation of the Computation of Net Capital Under
    Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to
    methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the
    date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2007

Reich & Tang Distributors, Inc.
Index
December 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statement, the Company has extensive transactions with Reich & Tang Asset Management, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 15, 2008

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	10,410,185
Receivables		
Distribution fees		4,071,470
Other assets		27,600
Total assets	$	14,509,255
Liabilities and Stockholder's Equity		
Distribution assistance payable (Note 3)	$	9,056,573
Due to affiliate (Note 3)		104,686
Accrued expenses payable		93,333
Total liabilities		9,254,592
Stockholder's equity		
Common stock, $.01 par value, authorized 1,000 shares,		
issued 100 shares		1
Additional paid-in capital		3,781,711
Retained earnings		1,472,951
Total stockholder's equity		5,254,663
Total liabilities and stockholder's equity	$	14,509,255

The accompanying notes are an integral part of this financial statement.

Reich & Tang Distributors, Inc.
Notes to Financial Statement
December 31, 2007

1. **Nature of Business and Significant Accounting Policies**

   Nature of Business

   Reich & Tang Distributors, Inc. ("RTD" or the "Company") is wholly-owned by Reich & Tang Asset Management, LLC ("RTAM"). RTAM is wholly-owned by Natixis Global Asset Management, LP (formerly IXIS Asset Management US Group, L.P.), which in turn is wholly owned by Natixis Global Asset Management Corporation (formerly IXIS Asset Management US Corp) ("NGAM US Corp"). NGAM US Corp is indirectly owned by Natixis Global Asset Management ("NGAM").

   Natixis, one of the largest financial services organizations in France, owns the controlling interest in NGAM. Caisse Nationale des Caisses d'Epargne and Banque Fédérale des Banques Populaires each own 34.5% of Natixis. The remaining 31% ownership is publicly owned, with shares listed on the Euronext exchange in Paris.

   The Company is a regulated broker-dealer. RTD is focused on providing distribution services to investment funds sponsored by RTAM. As such, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. RTAM manages mutual funds that are sold through participating organizations and also provides discretionary management of equity and fixed income portfolios for institutions and individuals.

   The Company prepares its financial statements in accordance with the accrual basis of accounting. A summary of the Company's significant accounting policies follows:

   Cash Equivalents

   Cash equivalents include investments in money market mutual funds managed by RTAM.

   Revenue Recognition

   Distribution fees are recognized as services are rendered. Distribution fees are computed as a percentage of mutual fund assets under management.

   Income Taxes

   The Company is included in the consolidated federal income tax return filed by NGAM US Corp. The Company has an agreement with NGAM US Corp, whereby RTD will not pay any income tax provision to NGAM US Corp and will not receive any income tax benefit from NGAM US Corp. Accordingly, any tax provision/benefit is deemed a contribution/distribution and is recorded as additional paid-in capital in the stockholder's equity account to adjust for this agreement between RTD and NGAM US Corp.

   Estimates and Assumptions

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Customer Transactions**

   The Company did not hold funds or securities for, or owe funds or securities to, any customers. The Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

Reich & Tang Distributors, Inc.
Notes to Financial Statement
December 31, 2007

3. **Transactions with Related Parties**

   The Company has an expense sharing agreement with RTAM, whereby RTAM has agreed to bear: (1) all distribution expenses of the Company paid to participating organizations in excess of the distribution fees and reimbursements received by the Company from the sponsored mutual funds described in Note 1; and (2) all indirect expenses allocated to the Company. In addition, RTAM acts as paying agent for the Company with respect to direct operating expenses. At December 31, 2007, the Company has a related amount payable to RTAM that is reflected as "Due to affiliate" in the accompanying statement of financial condition.

4. **Net Capital**

   The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2007, the Company had net capital of $921,426 which was $304,454 in excess of its required net capital of $616,972. The Company's ratio of aggregate indebtedness to net capital was 10.04 to 1.

5. **Commitments and Contingencies**

   The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against RTD that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

6. **Tax Information**

   On January 23, 2008, the Financial Accounting Standards Board ("FASB") deferred the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS Statement No. 109 ("FIN 48") for certain non-public entities. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce stockholder's equity. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to retained earnings. FIN 48 will be effective for annual periods beginning after December 15, 2007. Management is currently evaluating the impact of FIN 48 on the Company's financial statements.

